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Rogers Closes Previously Announced C$250 Million Equity Issuance

      TORONTO, June 16 /CNW/ -- Further to its release of June 9, 2004, Rogers Communications Inc. (TSX: RCI.A and RCI.B, NYSE: RG) (the "Company") announced today that it has closed the issuance of 9,541,985 Class B Non-Voting shares (the "Shares") to RBC Capital Markets. The Shares were sold on a "bought deal" basis at a price of C$26.20 per Share for net proceeds, excluding expenses, of approximately C$240 million. The net proceeds will be used for general corporate purposes.

      Copies of the final shelf prospectus and prospectus supplement may be obtained from RBC Capital Markets, P.O. Box 50, 200 Bay Street, Toronto, Ontario, M5J 2W7, telephone (416) 842-2000.

      This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

      Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Rogers Communications Inc. (the "Company") cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company's most recent Annual Report and Annual Information Form filed with the Ontario Securities Commission and the United States Securities and Exchange Commission.

      About Rogers Communications: Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada's leading national GSM/GPRS cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

/For further information: (Investors and Analysts): Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric Wright, (416) 935-3550, eric.wright@rci.rogers.com; (Media): Jan Innes, (416) 935-3525, jinnes@rci.rogers.com; Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press./